FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                           NATIONAL TECHTEAM, INC.
                           -----------------------
            (Exact name of registrant as specified in its charter)


Delaware                                                  38-2774613
--------                                                  ----------
(State of incorporation                                (I.R.S. Employer
  or organization)                                     Identification No.)

835 Mason Avenue, Suite 200
---------------------------
Dearborn, Michigan                                         48124
------------------                                         -----
(Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be registered                              each class is to be registered
----------------                              ------------------------------
Preferred Stock Purchase Rights                     Nasdaq National Market


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(l), please check the following box.[]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1993 pursuant to General Instruction A.(c)(2), please check the following box.[]

      Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                                     ----
                             (Title of the Class)

                           NATIONAL TECHTEAM, INC.

                  Description of Securities to be Registered
                  ------------------------------------------

Item 1.
-------

      On April 29, 1997 the Board of Directors of National TechTeam, Inc. ("TechTeam") declared a dividend distribution of one Right for each share of common stock, par value $.01 per share, which is outstanding on May 7, 1997, or issued thereafter. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 6, 1997 (the "Rights Agreement") between TechTeam and U.S. Stock Transfer Corporation, as Rights Agent. Shareholders of record on May 7, 1997, will receive a detailed "Summary of Rights to Purchase Preferred Shares," which will be evidence of the Rights that have been distributed in connection with their shares. Stock certificates for shares issued after that date will bear a legend evidencing the attached Rights. No certificates for the Rights will be issued until such time as they become exercisable.

      Each Right entitles the holder (when and if the Right becomes exercisable) to purchase one 1/100th of a share of TechTeam Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") for $80 (the "Purchase Price"). Initially, and until they become exercisable, the Rights will trade automatically with TechTeam's common stock. The Rights will have no voting powers and until the Right is exercised, will not entitle its holder, as such, to any rights as a shareholder. They will expire on May 6, 2007, if not exercised, redeemed or exchanged before then.

      The Rights will become exercisable only in three circumstances:

      o 10 days after any person or group (an "Acquiror") acquires 15% or more of TechTeam's common stock, or

      o 10 business days after an Acquiror announces an offer which, if completed, would result in its owning 15% or more of TechTeam's common stock.

      o Promptly after a declaration by the Board that a person who acquires 15% or more of TechTeam's common stock is an "Adverse Person".

      Under those circumstances, separate "Rights Certificates" representing the Rights will be sent to the holders, and the holders (other than the Acquiror) will then be able to exercise their Rights. At that time, the Rights will also begin to trade independently from TechTeam's common stock, at prices the market establishes. Until that time, the Rights will be transferred with, and only with, the TechTeam Common Stock. Any transfer of the common stock, with or without a copy of the "Summary of Rights to Purchase Preferred Shares, will also effect a transfer of the Rights associated with the common stock associated therewith.

      If the Rights become exercisable, instead of purchasing 1/100th of a share of Preferred Stock from TechTeam, the holder of each Right (other than the Acquiror) may elect to purchase from

TechTeam (at the Purchase Price of $80) that number of shares of TechTeam common stock that have a market value of twice the Purchase Price. The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon the exercise of Rights, are subject to adjustment from time to time to prevent dilution in the event of, among other things, a stock split, reverse split, consolidation or reclassification.

      If TechTeam is merged or otherwise combined with the Acquiror, the holder of each Right which has not been used previously to purchase Preferred Stock or TechTeam common stock (other than the Acquiror) may elect to purchase from the Acquiror (at the Purchase Price of $80) that number of shares of the Acquiror's common stock that have a market value of twice the Purchase Price of the Right.

      These alternatives are intended to deter an Acquiror from proceeding with a takeover bid in a manner or on terms which the Board determines are not in the best interests of TechTeam's shareholders. Actions of the Board such as declaring a person to be an Adverse Person or an Acquiring Person, adjusting the Purchase Price, issuing new Right Certificates, suspending the exercisability of the Rights, valuing the Rights, or redeeming or exchanging the Rights, shall be effective only upon approval by a majority of the Continuing Directors (as defined in the Rights Agreement).

      The Rights cannot be cancelled. However, they may be amended or redeemed by TechTeam's Board for $.01 per Right (the "Redemption Price") at any time before an Acquiror accumulates 15% or more of TechTeam's common stock. This is intended to assure that the Rights do not interfere with a negotiated merger or business combination which the Board determines is in the best interests of the shareholders. Upon the effective action of the Board ordering redemption, the Rights will terminate and its holders shall only be entitled to receive the Redemption Price.

      At any time after an Acquiror accumulates 15% but before the Acquiror has accumulated 50% of TechTeam's outstanding shares of common stock, the Board may exchange each Right (except those owned by the Acquiring Person) for one share of TechTeam Common Stock.

      The Rights have no voting or dividend rights. Each Share of Preferred Stock will be entitled to a minimum quarterly dividend payment of $1 per share as well as 100 times the dividend declared per common share.

      Each share of Preferred Stock will have 100 votes.

      The distribution of the rights will not be taxable to the holders or to TechTeam. However, the holders may recognize taxable income if the Rights become exercisable, are redeemed, or are exchanged. It is recommended that the holders consult their tax advisors in any of those events.

      A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.
-------

EXHIBITS
--------

1. Rights Agreement, dated as of May 6, 1997, between National TechTeam, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designations, as Exhibit B thereto the Form of Right Certificate, and as Exhibit C thereto the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence of one of the certain events described more fully in Section 3 of the Rights Agreement.

                                  SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:       NATIONAL TECHTEAM, INC.

Date:             May 6, 1997

By:               /s/ Lawrence A. Mills
                  ---------------------
                  Lawrence A. Mills
                  Senior Vice President and Chief Financial Officer